UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September, 2020

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

ITEM

  Material Notice
  Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on September 16, 2020

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ULTRAPAR PARTICIPAÇÕES S.A.

MATERIAL NOTICE

ULTRAPAR ANNOUCES CHANGES IN ITS EXECUTIVE BOARD

São Paulo, September 17, 2020 – Ultrapar Participações S.A. (B3: UGPA3; NYSE: UGP, “Ultrapar” or the “Company”) hereby announces changes in its Executive Board approved by the Board of Directors in a meeting held yesterday.

André Pires de Oliveira Dias has informed his decision to resign from his position as Chief Financial and Investor Relations Officer (CFO) of Ultrapar and will depart from the Company to engage in new professional challenges. We are grateful for his contribution throughout the five years he worked at Ultrapar and wish him success in his new endeavors.

To replace him as CFO, the Board of Directors appointed Rodrigo de Almeida Pizzinatto, who is already a member of Ultrapar’s Executive Board and currently the Chief Executive Officer of Extrafarma.

Over the last 21 years, Rodrigo Pizzinatto has built a solid career in Ultrapar, where he started as an intern. Rodrigo started his career at Treasury and was responsible for M&A, Corporate Planning and Investor Relations at Ultrapar. In 2014 he joined Extrafarma’s board of executives. Since June 2018, as the CEO of Extrafarma, he has led an important process designed to strengthen and strategically redirect such business. Rodrigo holds a bachelor’s degree in business administration from Fundação Getúlio Vargas and an MBA from Stanford University.

André Pires and Rodrigo Pizzinatto will remain in their current positions for a transition period until October 8th, 2020, after which Rodrigo will assume his new responsibilities.

Frederico Fleury Curado

Chief Executive Officer

Ultrapar Participações S.A.

2

ULTRAPAR PARTICIPAÇÕES S.A.

 Publicly Traded Company

CNPJ nr 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Time and Location:

September 16, 2020, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo, also contemplating participation through Microsoft Teams.

Attendance:

(i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Mr. André Brickmann Areno; (iii) Chief Executive Officer, Mr. Frederico Pinheiro Fleury Curado (except for items 5.2 and 5.3); (iv) in relation to items 1, 2 and 3, Chief Financial and Investor Relations Officer, Mr. André Pires de Oliveira Dias; (v) in relation to item 1, Director of the Risks, Compliance and Audit Department, Mrs. Cristiane Silva Leite, and Compliance Manager, Mrs. Fernanda Teves; (vi) in relation to item 2, CEO of E-Aí Clube Automobilista S.A., Mr. Jerônimo Merlo dos Santos; (vii) in relation to items 1 and 2, the coordinator of the Audit and Risks Committee, Mr. Flávio Cesar Maia Luz; and (viii) in relation to item 5.3, Mr. Christian Spremberg and Mr. Luís Giolo, members of the Egon Zehnder consultancy.

Agenda and decisions:

  The members of the Board were updated on the Company’s compliance program, in particular its main milestones, the activities of the open channel and special projects.

2.   Subsequently, Mr. Jerônimo Merlo dos Santos updated the members of the Board on the activities performed by the company E-Aí, with highlight on business performance, governance adopted and future challenges.

  The members of the Board discussed the Company’s strategic agenda and other projects.

  Mr. Frederico Curado informed that Mr. André Pires de Oliveira Dias has resigned from his position to engage in new professional challenges.

To replace him as CFO, the Chief Executive Officer submitted for the approval of the Board of Directors the appointment of Mr. Rodrigo de Almeida Pizzinatto, Brazilian, married, business executive, holder of identity card RG nr 27.715.764-X and registered under CPF/ME nr 270.708.278-0, with business address at Av. Brigadeiro Luís Antonio, nr 1343, 9th floor, in the City and State of São Paulo.

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The Board approved the appointment of Mr. Rodrigo Pizzinatto for the exclusive exercise of such functions and respective remuneration, as recommended by the People Committee, for the remainder of his term of office, as determined by this Board in the meeting held on May 15, 2019. Mr. Rodrigo Pizzinatto will assume his new responsibilities from October 9, 2020 onwards.

The resignation of Mr. André Pires de Oliveira Dias will be effective as of October 8, 2020. Mr. André Pires will conduct a transition period with Mr. Rodrigo Pizzinatto until such date. The Board Members expressed gratitude for the dedication of Mr. André Pires as an executive of the Company.

  At the end, an executive session of the Board of Directors was held, in which the members of the Board:

5.1     Were updated about the activities of the Advisory Committees;

 5.2    Approved, in accordance with the stock-based compensation plan of the Company approved at the Company’s Extraordinary and Annual Shareholders’ General Meeting held on April 19, 2017 (“Plan”), on item 4.2 of the Plan:

(i)      the Company’s 4th Restricted Share-based Compensation Program (“4th Restricted Shares Program”) which will be filed at the Company's headquarters and stipulates, among other provisions, the institution of the usufruct of the equity rights of all shares, object of the 4th Restricted Shares Program in favor of the participants; the vesting period of six years from the date of execution of the respective contract for the transfer of the ownership of the shares established in usufruct; and price and payment method to the participants; always in accordance with the provisions of the Plan;

(ii)     the list, which is filed at the Company's headquarters, containing the participants designated to participate in the 4th Restricted Shares Program and the equivalent number of shares, as indicated by the Company's People Committee, authorizing the execution of the agreements between the Company and each participant of the program hereby approved, according to the minutes filed at the Company's headquarters, as well as the granting of usufruct and delivery of shares, under the terms and conditions provided in each agreement. It should be noted that the members of the Board of Directors are not eligible for the approved program;

5.3     Discussed the results of the evaluation of the Board of Directors and its committees, with the support of the Egon Zehnder.

  Due to the time constraints, the members of the Board of Directors decided to postpone the discussion on the succession planning of the Executive Board to the next meeting.

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As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present.

Pedro Wongtschowski – Chairman

Lucio de Castro Andrade Filho – Vice- Chairman

Alexandre Gonçalves Silva

Ana Paula Janes Vescovi

Flávia Buarque de Almeida

Joaquim Pedro de Mello

Jorge Marques de Toledo Camargo

José Galló

José Maurício Pereira Coelho

Nildemar Secches

André Brickmann Areno – Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2020

ULTRAPAR HOLDINGS INC.

By	/s/ Andre Pires de Oliveira Dias
Name:	Andre Pires de Oliveira Dias
Title:	Chief Financial and Investor Relations Officer

(Material Notice and Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on September 16, 2020)